UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Richard B. Goodman, Esq.

General Counsel

P&F Industries, Inc.

445 Broadhollow Road, Suite 100

Melville, New York 11747

(631) 694-9800

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

July 5, 2013

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Richard Horowitz SS #

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned Each Reporting Person with:	7.	Sole Voting Power 1,344,629 shares of Class A Common Stock

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 1,344,629 shares of Class A Common Stock

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,344,629 shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS. The Article FOURTH Trust u/w/o Linda Horowitz I.R.S. Identification Nos. of above persons (entities only) 13-7548560

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned Each Reporting Person with:	7.	Sole Voting Power 0 shares of Class A Common Stock

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0 shares of Class A Common Stock

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON OO

Introductory Note:

This Amendment No. 3 (“Amendment No. 3”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz and Linda Horowitz, as amended by Amendment No. 1 filed jointly by Richard Horowitz, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) on May 23, 2007 and Amendment No. 2 filed jointly by Richard Horowitz, the Estate and the Trust on April 28, 2008 (such Statement on Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”).

Amendment No. 3 is being filed: to reflect the distribution of 660,200 shares of Class A Common Stock (the “Common Stock”) of P&F Industries, Inc. (the “Company”) by the Trust to Richard Horowitz, the discretionary principal beneficiary of the Trust; to reflect that the Trust is no longer a member of a group filing this Schedule 13D; and to reflect the vesting and expiration of certain options to purchase shares of Common Stock owned by Richard Horowitz; and to reflect a transaction by Mr. Horowitz, each as set forth below. Capitalized terms used herein and not otherwise defined, have the meaning previously assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended insofar as necessary to indicate that the Trust is no longer a member of a group filing this Schedule 13D and to delete other references to the Trust.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

On June 24, 2008, Richard Horowitz was granted options to purchase 145,000 shares of Common Stock at an exercise price of $4.16 per share, which vested as to 29,000 shares on each of the first five anniversaries of the date of grant under the Issuer’s 2002 Stock Incentive Plan (the “2002 Plan”). All of such options terminate ten years after the date of grant. None of such options have been exercised and there was no consideration paid in connection with such grant or vesting.

On July 9, 2012, Richard Horowitz exercised options to purchase 50,000 shares of the Common Stock at an exercise price of $6.00 per share. Such options were exercised on such date by written notice and payments in cash to the Issuer pursuant to the terms of the 2002 Plan and Mr. Horowitz’s option agreement relating to such options.

On July 12, 2012, ten-year options to purchase 33,336 shares, which were granted to Richard Horowitz in July 2002, expired under the terms of the 2002 Plan. There was no consideration paid relating to such expiration.

On July 5, 2013, the Trust distributed 660,200 shares of Common Stock to Richard Horowitz, the discretionary principal beneficiary of the Trust. Mr. Horowitz was already a deemed to be beneficial owner of such 660,200 shares. There was no consideration paid relating to such distribution.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended by replacing the first paragraph thereof with the following paragraph in its entirety:

(a), (b) and (d). The responses of each reporting person to Rows (7) through (13) of the cover page of Amendment No. 3 are incorporated herein by reference. Included in the shares of Class A Common Stock beneficially owned by Richard Horowitz are 245,188 shares issuable upon the exercise of stock options within 60 days of the filing of Amendment No. 3.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement between Richard Horowitz and the Article FOURTH Trust u/w/o Linda Horowitz.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2013

/s/ Richard Horowitz
Richard Horowitz

THE ARTICLE FOURTH TRUST U/W/O LINDA HOROWITZ

By:	/s/ Richard Horowitz
Richard Horowitz, as Co-Trustee of The Article FOURTH Trust u/w/o Linda Horowitz

By:	/s/ Dennis Kalick
Dennis Kalick, as Co-Trustee of The Article FOURTH Trust u/w/o Linda Horowitz

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that Amendment No. 3 to the Statement on Schedule 13D, dated May 18, 2000, originally filed by Richard Horowitz and Linda Horowitz, with respect to the shares of Class A Common Stock of P & F Industries, Inc., is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The parties hereto specifically acknowledge that the Article FOURTH Trust u/w/o Linda Horowitz is a party hereto solely for purposes of Amendment No. 3 to the Schedule 13D and is no longer a member of a group for the purpose of any other joint filings of a Statement on Schedule 13D or any amendments thereto.

Dated: July 5, 2013

/s/ Richard Horowitz
Richard Horowitz

THE ARTICLE FOURTH TRUST U/W/O LINDA HOROWITZ

By:	/s/ Richard Horowitz
Richard Horowitz, as Co-Trustee of The Article FOURTH Trust u/w/o Linda Horowitz

By:	/s/ Dennis Kalick
Dennis Kalick, as Co-Trustee of The Article FOURTH Trust u/w/o Linda Horowitz